Exhibit 20.1

FOR IMMEDIATE RELEASE

PACKAGING CORPORATION OF AMERICA REPORTS 2003 FOURTH QUARTER AND YEAR-END RESULTS

Lake Forest, IL.  January 21, 2004 – Packaging Corporation of America (NYSE: PKG) reported today breakeven fourth quarter earnings after taking a one-time, after-tax charge of $10 million or $0.09 per share.  This charge covers the settlement with Pactiv Corporation of several benefit cost related matters dating back to April 12, 1999 when PCA became a standalone company.  Excluding this one-time charge, earnings were $10 million or $0.09 per share compared to $12 million or $0.12 per share in the fourth quarter of 2002.  Net sales for the fourth quarter were $431 million compared to $418 million in 2002.

As shown in the attached table, adjusted net income for 2003 was $42 million or $0.40 per share compared to $48 million or $0.45 per share in 2002.  Adjusted net income for 2003 excludes one-time charges of $0.44 per share in the third quarter for PCA’s debt refinancing and $0.09 per share in the fourth quarter for the benefit cost settlement.  Including these one-time charges, net income for 2003 was a loss of $14 million or $0.14 per share.  Full year sales were $1.7 billion, the same as 2002.

PCA generated $245 million in cash from operating activities in 2003.  Of this amount, $113 million was used for capital expenditures.  PCA ended the year with cash-on-hand of $172 million, and with $698 million in long-term debt.

Lower earnings for the quarter, compared to a year ago, were primarily the result of lower prices which were partially offset by higher containerboard and corrugated products volume and lower interest expense.  Lower earnings for the full year compared to 2002 were driven primarily by lower prices and increased costs for wood fiber and energy, and higher depreciation expense.  The negative earnings impact of these items was partially offset by higher volume and lower interest expense.

During the fourth quarter, PCA’s corrugated products volume per workday was up 7.5% compared to last year, and up 1.7% for the full year.  Containerboard production in the fourth quarter was 578,000 tons, and total production for 2003 was 2.2 million tons.  PCA ended the year with its containerboard inventories 7,000 tons below 2002 year end levels.

Paul T. Stecko, Chairman and CEO of PCA, commenting on the fourth quarter, said, “We are very pleased with the continued, strong improvement in business conditions during the quarter.  PCA’s corrugated products shipments per workday were up approximately 7% to 8% every month, and we had an all time record volume for a month of December.  We also exited the year with our containerboard inventories at very low levels considering that we have two annual mill maintenance outages scheduled in the first quarter of 2004.”

“Looking ahead to 2004”, Mr. Stecko added, “our earnings are typically the lowest in the first quarter as a result of seasonally higher energy and wood costs as well as higher operating costs and less production related to our annual mill maintenance outages.  We also expect to see lower containerboard and corrugated product prices, compared to the fourth quarter, driven, in part, by the published December containerboard price decrease of $10 per ton as well as some price erosion in corrugated products which occurred in the fourth quarter.  We have announced a $50 per ton price increase for containerboard effective March 1st, but the substantial portion of any increase would be realized in the second quarter as this increase flows through to box prices.  Considering these items, we currently expect first quarter earnings to be a loss of about $0.02 per share.”

PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.7 billion in 2003. PCA operates four paper mills and 65 corrugated product plants in 25 states across the country.

CONTACT:

Barbara Sessions

Packaging Corporation of America

INVESTOR RELATIONS:  (877) 454-2509

PCA’s Website: www.packagingcorp.com

Conference Call Information:

WHAT:	Packaging Corporation of America Earnings Conference Call

WHEN:	Thursday, January 22, 2004
9:00 a.m. Eastern Time

NUMBER:	(888) 243-0814 (U.S. and Canada) and (703) 925-2401 (International)
Dial in by 8:45 a.m. Eastern Time
Conference Call Leader: Mr. Paul Stecko

WEBCAST:	http:///www.packagingcorp.com

REBROADCAST DATES:	January 22, 2004 12:00 P.m. Eastern Time through
February 5, 2004 11:59 a.m. Eastern Time

REBROADCAST NUMBER:	(888) 266-2081 (U.S. and Canada), or (703) 925-2533 (International)
Passcode: 362727

Some of the statements in this press release are forward-looking statements.  Forward-looking statements include statements about our future financial condition, our industry and our business strategy.  Statements that contain words such as “ will”, “should”, ”anticipate”, ”believe”, “expect”, “intend”, “estimate”, “hope” or similar expressions, are forward-looking statements.  These forward-looking statements are based on the current expectations of PCA.  Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially.  Among the factors that could cause plans, actions and results to differ materially from PCA’s current expectations include the following: the impact of general economic conditions; containerboard and corrugated products general industry conditions, including competition, product demand and product pricing; fluctuation in wood fiber and recycled fiber costs; fluctuations in purchased energy costs; and legislative or regulatory requirements, particularly concerning environmental matters, as well as those identified under the exhibit “Risk Factors” in PCA’s 2002 Annual Report on Form 10-K and its Registration Statement of Form S-4, each filed with the Securities and Exchange Commission and available at the SEC’s website at “www.sec.gov”.

Packaging Corporation of America

Consolidated Earnings Results

Unaudited

	Three Months Ended December 31,
(in millions, except per share data)	2003	2002
Net Sales	$431.2	$418.2
Operating Income (1)	6.5	35.5
Interest Expense	(7.6)	(16.4)
Income Tax (Expense) Benefit	1.3	(6.7)
Net Income (Loss)	$0.2	$12.4

Earnings per Share:
Basic Earnings per Share	$0.00	$0.12
Diluted Earnings per Share	$0.00	$0.12

Basic Common Shares Outstanding	105.2	104.5
Diluted Common Shares Outstanding	106.7	106.4

Supplemental Financial Information:
Capital Spending	$35.1	$35.0
Long Term Debt	$698.0	$742.2
Cash Balance	$172.0	$131.3

	Twelve Months Ended December 31,
(in millions, except per share data)	2003	2002
Net Sales	$1,735.5	$1,735.9
Operating Income (1)	96.9	145.3
Interest Expense	(121.8)	(67.7)
Income Tax (Expense) Benefit	10.5	(29.4)
Net Income (Loss)	$(14.4)	$48.2

Earnings per Share:
Basic Earnings per Share	$(0.14)	$0.46
Diluted Earnings per Share	$(0.14)	$0.45

Basic Common Shares Outstanding	104.6	105.1
Diluted Common Shares Outstanding	104.6	107.2

Supplemental Financial Information:
Capital Spending	$113.2	$107.4

Notes to Consolidated Earnings Results:

(1) “Operating Income” is defined as income before interest and taxes

Packaging Corporation of America

Reconciliation of Net Income (Loss) as Reported

to Adjusted Net Income Before Nonrecurring Items (1)

Unaudited

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions)	2003	2002	2003	2002
Net Income (Loss) as Reported	$0.2	$12.4	$(14.4)	$48.2

Nonrecurring Expense Items:

Cash Tender Offer Premium (2)	—	—	34.1	—

Write-off Deferred Financing Fees due to Early Extinguishment of Debt (3)	—	—	10.6	—

Fees and Expenses Related to PCA’s Refinancing Efforts (4)	—	—	2.0	—

One-Time Charge for Benefits Cost Settlement (5)	9.8	—	9.8	—

Total Nonrecurring Expense Items	9.8	—	56.5	—

Adjusted Net Income Before Nonrecurring Expense Items	$10.0	$12.4	$42.1	$48.2

Diluted Earnings Per Share Before Nonrecurring Expense Items	$0.09	$0.12	$0.40	$0.45

Notes to Reconciliation of Net Income (Loss) as Reported to Adjusted Net Income Before Nonrecurring Items

(1).       Adjusted net income excludes the after-tax effect of expense related to the Company’s refinancing transaction in the third quarter of 2003, and a one-time benefit cost settlement charge in the fourth quarter of 2003 as management considers such expense to be unusual in nature.  Management uses this measure to focus on on-going operations, and believes that it is useful to investors because it enables them to perform meaningful comparisons of past and present operating results.

(2).       Represents the premium paid for the tender of the 9 5/8% Series B Senior Subordinated Notes completed July 22, 2003.

(3).       Represents the write-off of deferred financing fees related to the 9 5/8% Series B Senior Subordinated Notes and PCA’s Amended and Restated Credit Agreement dated as of April 12, 1999 and amended and restated as of June 29, 2000.

(4).       Represents fees that were expensed related to the refinancing.  Other fees specifically related to the notes offering and the new bank facility were capitalized.  These fees will be amortized over the lives of the respective agreements.

(5).       Represents a one-time after-tax charge to settle benefit cost related matters between Pactiv Corporation and PCA dating back to April 12, 1999 when PCA became a stand-alone company.